

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

Mr. Henry J. Macfarland, Chief Executive Officer
China Health Care Corporation
T Plaza Center, Suite 400
15950 North Dallas Parkway
Dallas, TX 75249

> **Re:  China Health Care Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2008**
> **File No. 333-127016**
> **Filed August 29, 2008**

Dear Mr. Macfarland:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Please consider whether any changes made to your filings as a result of the following comments will require conforming changes to be made to other filings noted in this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

2.      We note that you have elected to file a Form 10-K as a smaller reporting
        company.  Provide a balance sheet as of the end of the two most recent fiscal
        years as required by Article 8-02 of Regulation S-X.

The Market

3.      Please cite the authoritative source from which you obtained the facts you present
        in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

4.      Your disclosure indicates that the host hospitals have stopped paying you for your
        service contracts in all but two of the service contracts that you have entered.
        Please clarify why the host hospitals have stopped paying for your services and
        how this trend has negatively impacted your results of operations.  Please note
        that Item 303(a)(3)(ii) requires you to disclose any material trends or
        uncertainties.

5.      We note that you plan to acquire 4 hospitals/health centers in the next twelve
        months and that you have negotiated letters of intent with "a total of 4 to 5
        acquisitions/management contracts across greater China."  Please clarify whether
        you negotiated 4 or 5 letters of intent and whether you negotiated an agreement to
        acquire the hospital/health center itself or to provide services to the hospital/heath
        center.  If you have or are planning to acquire hospitals/health centers, explain
        how you intend on financing these acquisitions.

Results of Operations

Cost of Revenue

6.      Please clarify the costs that you report as cost of revenues and those that you
        report as selling, general and administrative expense.  Your disclosure indicates
        that cost of revenue refers to the direct costs of providing consulting services to
        the VIP Birthing Centers, but since you generate revenue by changing a
        consulting fee, technically, no cost of revenue was recorded.  As part of your
        response, please clarify why you do not believe that the labor costs for the
        employees that work on the consulting service contracts should be reported as
        cost of revenues.

Results of Operations for the Six-Month Periods Ended March 31, 2008 as compared to the Six-Month Periods Ended March 31, 2007

7.      We note your discussion of your results of operations for the six-months ended March 31, 2008 and 2007. Provide a similar discussion and analysis of the results of operations for the three-months ended March 31, 2008 and 2007. We refer you to Item 303(b)(1) and (2) of Regulation S-K.

Liquidity and Capital Resources

8.      Your disclosure states that your operations were principally funded through your operating profit and preferred stock and debt issuances. However, we note you have reported an operating loss in your financial statements. Please revise your disclosure to more accurately reflect how you have funded operations and identify your known sources and uses of cash.

Cash Flows from Operating, Investing and Financing Activities

9.      Revise your disclosure for each of the above three topics to provide a relevant discussion of each item based on the amounts reported in your statements of cash flows for the years and 6-month periods presented. In the discussion of financing activities, address the amounts accrued and paid for dividends, and any known future cash requirement for the payment of dividends. See the instructions to Item 303(a) of Regulation S-K for guidance.

Consolidated Financial Statements for the Years Ended September 30, 2007 and 2006

Consolidated Balance Sheet, page F-3

10.     Disclose your allowance for doubtful accounts for each balance sheet presented.

11.     We note you have loans outstanding to your directors and a shareholder. Please note that Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Exchange Act prohibit loans to directors and executive officers. Therefore, please clarify how you have complied with their rules.

12.     Revise to disclose your provision for doubtful accounts as a separate line item for each year presented pursuant to Rule 5-03(5) of Regulation S-X.

13.     Tell us why you have not reported any gain or loss from your discontinued operations for the year ended December 31, 2006. We refer you to paragraph 43 of Statement of Financial Accounting Standards ("SFAS") 144, which requires you to report the results of operations for the current and prior periods (including any gain or loss) in discontinued operations.

Notes to Consolidated Financial Statements

Note 1 – Principal Activities and Organization, page F-10

14.     You have disclosed you are under contract to provide consultancy services to five birthing centers and to manage a hospital.  Provide information on the extent of your reliance on major customers as required by SFAS 131, paragraph 39.

Note 3 – Revenue Recognition, page F-12

15.     We note that your consultancy contracts with the hospitals are based on a profit-sharing basis, which appears to be based on a percentage of the profit of the VIP Birthing Centers.  Please explain the complete terms of your arrangements with the Birthing Centers, including a detailed description of the services that you are required to provide to the Centers and how the Centers are required to compensate you for those services.

16.     Your disclosure indicates that revenues are recognized in the period that the services are rendered.  Your disclosure also indicates that the values for the consulting services are stated in the monthly statements provided by the Centers. Explain how long after month or quarter end you receive the statements from the Centers.

17.     On a related point, please clarify the evaluation period that the Centers use when determining their net profit and, hence how much compensation the centers owe you based on the formula in the arrangement.  In this respect, explain whether the Centers calculate their net profit on a monthly basis and if so, whether the calculations are subject to change.

18.     Your disclosure states that you recognize revenue, in part, when "[t]he charge by the service provider to the customer is fixed and determinable."  Explain how you evaluate your charge to the customer when determining that your fees are fixed and determinable and how this charge relates to the sales price as required by SAB Topic 13.

Note 3 – Share Based Compensation/Share Option Expenses, page F-13

19.     Provide a description of the method used to estimate the fair value of the options granted, including the significant assumptions used during the year.  Refer to paragraph 64 and A240 of SFAS 123(R).

Note 10 – Shareholders' Deficit

Convertible Preferred Shares, page F-21

20.     We note that the convertible preference shares have certain redemption features. Please clarify how you have evaluated EITF D-98 and EITF 00-19 when determining that permanent equity classification is appropriate for these shares.

Form 8-K filed September 17, 2008

21.     You have reported a change in your fiscal year to that of the legal acquiree.  The financial reporting for a change in control transaction should result in continuous reporting with no lapse in the periods presented.  In your Form 8-K filed July 31, 2008, you reported the interim results of the legal acquiree as of March 31, 2008. Therefore, your reported change in fiscal year would require that a Form 10-Q for the nine months ended June 30, 2008 be filed by August 14, 2008.  Please advise us where you have already filed this report or when you intend to file this report, as appropriate.

Consolidated Financial Statements for the Six Months Ended March 31, 2008 and 2007

Consolidated Statements of Operations and Comprehensive Loss, page F-34

22.     Tell us why these statements do not reflect the discontinued operations reported in your consolidated statement of operations for the year ended September 30, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3461 with any other questions.

Sincerely,


Chris White
Branch Chief